Exhibit B

FORM OF PROXY CARD

CERAGON NETWORKS LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
JULY 12, 2021

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoint/s Ran Vered and Zvi Maayan, or either one of them, as proxies, each with the power to appoint his substitute, and hereby authorize/s them to represent and to vote as designated on the reverse side of this Proxy, all of the ordinary shares of Ceragon Networks Ltd. (the “Company”) that the shareholder(s) is/are entitled to vote at the annual general meeting of shareholders to be held at 4:00 PM (Israel time), on Monday, July 12, 2021, at the offices of the Company, Nitzba City, Plot 300, Bldg. A, 7th floor, Rosh Ha’ayin, Israel and any adjournment or postponement thereof (the “Meeting”).

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S).  IF NO SUCH DIRECTIONS ARE MADE BY THE SHAREHOLDER, THIS PROXY WILL BE VOTED FOR EACH PROPOSAL, AND AS SUCH PROXIES DEEM ADVISABLE WITH DISCRETIONARY AUTHORIZATION ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING AND ANY ADJOURNMENT OR ADJOURNMENTS THEREOF. ABSTENTIONS WILL BE COUNTED AS PRESENT FOR PURPOSES OF DETERMINING A QUORUM BUT WILL NOT BE COUNTED IN CONNECTION WITH THE VOTE ON ANY PROPOSAL AS TO WHICH THE SHAREHOLDER HAS ABSTAINED.

 (Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CERAGON NETWORKS LTD.

JULY 12, 2021

Please date, sign and mail your proxy card in the envelope provided as soon as possible

_________________________________________________________________________

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS No. 1 to 5.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
_________________________________________________________________________

		FOR	AGAINST	ABSTAIN
1.
To re-elect each of Zohar Zisapel, Ira Palti, Yael Langer and Shlomo Liran, and to elect each of Rami Hadar, Ilan Rosen and David Ripstein, to serve on the Board of Directors of the Company for a term of approximately three (3) years ending on the date of the annual general meeting that will be held in 2024.

Nominees

	Zohar Zisapel	☐	☐	☐
	Ira Palti	☐	☐	☐
	Yael Langer	☐	☐	☐
	Shlomo Liran	☐	☐	☐
	Rami Hadar	☐	☐	☐
	Ilan Rosen	☐	☐	☐
	David Ripstein	☐	☐	☐

		FOR	AGAINST	ABSTAIN
2.	To approve a grant of options to each of the Company’s non-executive directors, as part of their compensation for service as such. Grantees
	Zohar Zisapel	☐	☐	☐
	Each of Yael Langer, Shlomo Liran, Rami Hadar, Ilan Rosen and David Ripstein	☐	☐	☐

		FOR	AGAINST	ABSTAIN
3.	To approve certain compensation terms for the Company’s currently serving Chief Executive Officer, Mr. Ira Palti.	☐	☐	☐

		YES	NO

Are you a “Controlling Shareholder” or do you have a “Personal Interest” in Item 3?

Under the Companies Law, 5759-1999 (the “Companies Law”), a person will be deemed to be a “Controlling Shareholder” if that person has the power to direct the activities of the company, other than by reason of serving as a director or other office holder of the company.

Under the Companies Law, a person is deemed to have a personal interest if he/she or any member of his or her immediate family, or the immediate family of his or her spouse, has a personal interest in the adoption of the proposal; or if a company, other than Ceragon, that is affiliated with such person or affiliated with his or her spouse, has a personal interest in the adoption of the proposal. Such company is a company in which such person or a member of such person's immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares.

Please note - you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares.

For further information regarding the definition of “Personal Interest”, please see the explanation under Item 3 of the Proxy Statement.

PLEASE NOTE THAT IT IS UNLIKELY THAT YOU ARE A CONTROLLING SHAREHOLDER OR THAT YOU HAVE A PERSONAL INTEREST IN ITEM 3.
		FOR	AGAINST	ABSTAIN
4.	To approve the terms of office and employment of Mr. Doron Arazi as the Company’s new Chief Executive Officer, effective upon his commencement of service.	☐	☐	☐
		YES	NO
Are you a “Controlling Shareholder” or do you have a “Personal Interest” in Item 4?
PLEASE NOTE THAT IT IS UNLIKELY THAT YOU ARE A CONTROLLING SHAREHOLDER OR THAT YOU HAVE A PERSONAL INTEREST IN ITEM 4.
		FOR	AGAINST	ABSTAIN
5.
To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s independent auditor for the fiscal year ending December 31, 2021 and for the year commencing January 1, 2022 and until immediately following the next annual general meeting of shareholders, and to authorize the Board, upon the recommendation of the Financial Audit Committee, to set the annual compensation of the independent auditor in accordance with the volume and nature of its services.
		☐	☐	☐

Each shareholder voting at the meeting or prior thereto by means of this accompanying proxy card is requested to notify us if he, she or it is a “Controlling Shareholder” or has a “Personal Interest” in connection with Proposals 3 or 4 as a condition for his, her or its vote to be counted for the special disinterested majority required for the approval thereof. If any shareholder casting a vote in connection thereto does not notify us if he, she or it is a “Controlling Shareholder” or has a “Personal Interest” with respect to Proposals 3 or 4, he, she or it will be considered as a “Controlling Shareholder” or as having a “Personal Interest” and his, her or its vote with respect to such Proposal will not be counted for the special disinterested majority required for the approval thereof.

To change the address on your account, please check the box at right and indicate your new address in the address space above.          ☐
Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder____________________Date___________

Signature of Shareholder____________________Date___________

NOTE:  Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.